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WRITER’S DIRECT LINE

813.225.5441 PHONE

kshuler@foley.com EMAIL

CLIENT/MATTER NUMBER

128264-0104

June 8, 2023

Ms. Jessica Ansart

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	MedTech Acquisition Corp

Amendment No. 3 to Registration Statement on Form S-4

Filed May 23, 2023

File No. 333-269138

Dear Ms. Ansart:

On behalf of our client, MedTech Acquisition Corporation (the “Company” or “MTAC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated May 31, 2023, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflects the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 3 to the Registration Statement on Form S-4

TriSalus’ Business

Manufacturing and Distribution, page 233

1.	We note you entered into a distribution and collaboration agreement with Hangzhou Ruizhen Therapeutics Co. Ltd in May 2019. Please revise your disclosure to discuss all material terms of your agreement with Hangzhou Ruizhen, including, to the extent not already disclosed:

• the nature and scope of any intellectual property transferred;

• each parties' rights and obligations;

• quantification of all up-front or execution payments received or paid to date;

• aggregate amounts paid or received to date under the agreement;

• aggregate amounts of all potential development, regulatory and commercial milestone payments;

• quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

• disclosure of the duration of the agreement and when royalty provisions expire; and

• disclosure of termination provisions.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO Salt Lake City SAN DIEGO SAN FRANCISCO SILICON VALLEY	tallahassee TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

June 8, 2023

Please also file this agreement as an exhibit to your registration statement. Alternatively, advise us why such agreement is not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 258-259 of the Amended Registration Statement to include a description of the distribution and collaboration agreement with Hangzhou Ruizhen Therapeutics Co. Ltd. and has filed the agreement as Exhibit 10.24 to the Amended Registration Statement.

Intellectual Property, page 233

2.	We note your response to comment 3 and your revised disclosure here that you "jointly own one (1) granted US and six (6) granted foreign patents that relate to SD-101." Please revise your disclosure to specify the party with which you jointly own these patents, the specific jurisdictions of the foreign patents, and the patent expiration dates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 259 of the Amended Registration Statement to specify the party with which TriSalus jointly owns one (1) granted US, seven (7) granted foreign patents and two (2) pending foreign applications that relate to SD-101. The Company has also clarified that the disclosure on the specific jurisdictions of the foreign patents and the patent expiration dates is included in the table on page 260 of the Amended Registration Statement.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler, Esq.

Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc:	Christopher Dewey, MedTech Acquisition Corporation

Robert Weiss, MedTech Acquisition Corporation